UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contactos: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Calls for a Shareholders’ Meeting

MEXICO CITY, March 8th, 2018 -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the United States, and Colombia, today announced that its General Annual Ordinary Shareholders' Meeting will be held on April 26, 2018 and announced the agenda for the meeting.

The following is the complete text of the call for the shareholders' meeting:

CALL TO ASSEMBLY FOR ORDINARY ANNUAL GENERAL MEETING OF THE

SHAREHOLDERS OF GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. DE C.V.

By resolution of the Board of Directors adopted at the meeting held on the 8th of March 2018 and pursuant to the provisions of Articles 36, 37 and other provisions of the bylaws of Grupo Aeroportuario del Sureste, S.A.B. de C.V. (the “Company”) and Articles 181 and 183 of the General Corporations Law (“Ley General de Sociedades Mercantiles”), the Company's shareholders are hereby called to attend the Ordinary Annual General Shareholders' Meeting (the “Meeting”), which will take place at 10 o’clock a.m. on the 26th of April 2018, at the Company's offices at Bosque de Alisos No. 47-A 4th floor, Colonia Bosque de las Lomas, 05120, Mexico City, Mexico, in order to discuss the following matters:

A G E N D A

I.	Presentation and, if applicable, approval of the following:

a.	Report of the Chief Executive Officer, in accordance with Article 172 of the General Corporations Law and of Article 44, subsection XI, of the Securities Market Law (“Ley del Mercado de Valores”), accompanied by the independent auditor's report, in connection with the operations and results for the fiscal year ended the 31st of December 2017, as well as of the Board of Directors' opinion of the content of such report;

b.	Report of the Board of Directors in accordance with Article 172, subsection b, of the General Corporations Law, which contains the main policies, as well as the accounting and reporting criteria followed in the preparation of the financial information of the Company;

c.	Report of the activities and operations in which the Board of Directors intervened, in accordance with Article 28 IV (e) of the Securities Market Law;

d.	Individual and consolidated financial statements of the Company for the fiscal year ended the 31st of December 2017;

e.	Annual report on the activities carried out by the Audit Committee of the Company in accordance with Article 43 of the Securities Market Law and report on the Company's subsidiaries. Resolutions thereon; and

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f.	Report on compliance with the tax obligations of the Company for the fiscal year ended the 31st of December 2016, in accordance with Article 76, section XIX of the Income Tax Law. Resolutions thereon.

II.	Proposal on and, if applicable, approval of the application of the Company's results for the year:

a.	Proposal for increase of the legal reserve;

b.	Proposal by the Board of Directors to pay an ordinary net dividend in cash from accumulated retained earnings in the amount of $6.78 (six pesos and seventy-eight cents Mexican legal tender) for each of the ordinary "B" and "BB" Series shares. Resolutions thereon; and

c.	Proposal and, if applicable, approval of the maximum amount that may be used by the Company to repurchase its shares in 2018 pursuant to Article 56 of the Securities Market Law; proposal and, if applicable, approval of the provisions and policies regarding the repurchase of Company shares. Resolutions thereon.

III.	Ratification, if applicable, of the administration by the Board of Directors and the Chief Executive Officer for the fiscal year of 2017 and appointment or ratification, as applicable, of (i) the persons who comprise or will comprise the Board of Directors of the Company, once assessed as independent, as applicable, (ii) the Chairperson of the Audit Committee, and (iii) the persons to serve on the Nominations and Compensations Committee of the Company; determination of corresponding compensations. Resolutions thereon.

IV.	Appointment of delegates in order to enact the resolutions adopted at the Meeting and, if applicable, to formalize such resolutions. Resolutions thereon.

Subject to the provisions of the paragraph immediately following this one, in order to have the right to attend the Meeting, the shareholders shall (i) be registered on the Company Shareholder Register, or provide other proof of ownership of Company shares or the corresponding certificates in accordance with the Mexican Stock Market Law. The Shareholder Register will be closed three working days prior to the date set for the Meeting, that is, on the 20th of April 2018; and (ii) have obtained their admission pass.

In order to have the right to attend the Meeting, at the latest on the working day before the Meeting (i) the shareholders shall deposit at the Company's offices, with S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores ("Indeval"), or with another financial institution, their share certificates or the receipts or other proof of deposit issued by any such institutions, and (ii) the brokerage houses and the other depositaries at Indeval shall present a list containing the names, addresses, nationalities and number of shares of the shareholders that they will represent at the Meeting. Upon receipt of such documents, the Company shall issue an admission pass to the shareholders and/or deliver the forms that they may use in order to be duly represented at the Meeting pursuant to subsection III of Article 49 of the Securities Market Law. In order to attend the Meeting, the shareholders shall present the corresponding admission pass and/or form.

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The shares deposited at the Company by the shareholders for the purposes of attending the Meeting shall be returned when the Meeting has ended, upon the delivery of the deposit receipts issued to the shareholder or attorney-in-fact for such shares.

The shareholders may either attend the Meeting personally or be represented by a person or persons duly authorised in accordance with the terms of Article 49 subsection III of the Securities Market Law or by any other form of representation granted pursuant to the law.

Furthermore, please be advised that the supporting documentation for the adoption of the resolutions of the Meeting hereby convened, and the application previously mentioned, shall be placed at the disposal of the shareholders at the Company's offices fifteen days prior to the date of the Meeting.

Mexico City, 8th of March 2018

____________________________________

Rafael Robles Miaja

Secretary of the Board of Directors

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain, and develop 16 airports on the American continent. The company operates nine airports in the southeast of Mexico, including Cancún Airport located in the biggest tourist destination in Mexico, the Caribbean, and Latin America; as well as six airports in northern Colombia, including Medellin international airport (Rionegro), the second busiest in Colombia. ASUR also holds a 60% stake in the capital stock of Aerostar Airport Holdings, LLC, operator of Luis Muñoz Marin International Airport in San Juan, the capital of Puerto Rico. The airport in San Juan is the main point of entry to the island for international flights and continental flights from the U.S.; it was the first and is currently the only airport in the United States to have achieved a successful public-private partnership under a pilot program implemented by the FAA. Based in Mexico, ASUR is traded on the Mexican Bolsa (BMV) under ticker symbol ASUR, and on the NYSE under the symbol ASR. One ADS represents ten (10) B-series shares. ASUR is one of four companies from emerging markets in the transport and infrastructure sector that has been included on the Dow Jones Sustainability Index (DJSI EM). For further information, visit www.asur.com.mx

- END -

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: March 8, 2018